

Mail Stop 3030

March 24, 2009

Joseph G. Mahler
Chief Financial Officer
Fuel Cell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06813

   Re: **Fuel Cell Energy, Inc.**
     Form 10-K for the fiscal year ended October 31, 2008
     Filed January 14, 2009
     File No. 001-14204

Dear Mr. Mahler:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Brian Cascio
         Accounting Branch Chief